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                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-06557                                                              March 14, 2005
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
   ----------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
   ----------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
   ----------------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      STI CLASSIC FUNDS
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4. Address of principal executive office (number, street, city, state, zip code):

     3435 Stelzer Road, Columbus, Ohio 43219-8001
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      MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF
                       THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of STI Classic Funds (the "Funds") (consisting of Aggressive Growth Stock Fund, Balanced Fund, Capital Appreciation Fund, Emerging Growth Stock Fund, Growth and Income Fund, Life Vision Aggressive Growth Fund, Life Vision Conservative Fund, Life Vision Growth and Income Fund, Life Vision Moderate Growth Fund, Mid-Cap Equity Fund, Mid-Cap Value Equity Fund, Small Cap Growth Stock Fund, Small Cap Value Equity Fund, Strategic Quantitative Equity Fund, Tax Sensitive Growth Stock Fund, Value Income Stock Fund, Florida Tax-Exempt Bond Fund, Georgia Tax-Exempt Bond Fund, High Income Fund, Investment Grade Bond Fund, Investment Grade Tax-Exempt Bond Fund, Limited-Term Federal Mortgage Securities Fund, Maryland Municipal Bond Fund, Short-Term Bond Fund, Short-Term U.S. Treasury Securities Fund, U.S. Government Securities Fund, Virginia Intermediate Municipal Bond Fund, Virginia Municipal Bond Fund, Prime Quality Money Market Fund, Tax-Exempt Money Market Fund, U.S. Government Securities Money Market Fund, U.S. Treasury Money Market Fund, Virginia Tax-Free Money Market Fund, Classic Institutional Core Bond Fund, Classic Institutional Intermediate Bond Fund, Seix Institutional High Yield Fund, Classic Institutional Limited Duration Fund, Classic Institutional High Quality Bond Fund, Classic Institutional Short-Term Bond Fund, Classic Institutional Super Short Income Plus Fund, Classic Institutional Total Return Bond Fund, Classic Institutional U.S. Government Securities Super Short Income Plus Fund, Classic Institutional Cash Management Money Market Fund, Classic Institutional U.S. Government Securities Money Market Fund and Classic Institutional U.S. Treasury Securities Money Market Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of March 14, 2005, and from March 8, 2005 through March 14, 2005.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 14, 2005, and from March 8, 2005 through March 14, 2005, with respect to securities reflected in the investment account of the Funds.


STI Classic Funds
March 14, 2005


  /s/ R. Jeffrey Young
-------------------------------------------------------------------------------
  R. Jeffrey Young
  President

  /s/ Joel B. Engle
-------------------------------------------------------------------------------
  Joel B. Engle
  Treasurer and Chief Financial Officer

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

  To the Board of Trustees of
  STI Classic Funds:

  We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about STI Classic Funds (the "Funds") (consisting of Aggressive Growth Stock Fund, Balanced Fund, Capital Appreciation Fund, Emerging Growth Stock Fund, Growth and Income Fund, Life Vision Aggressive Growth Fund, Life Vision Conservative Fund, Life Vision Growth and Income Fund, Life Vision Moderate Growth Fund, Mid-Cap Equity Fund, Mid-Cap Value Equity Fund, Small Cap Growth Stock Fund, Small Cap Value Equity Fund, Strategic Quantitative Equity Fund, Tax Sensitive Growth Stock Fund, Value Income Stock Fund, Florida Tax-Exempt Bond Fund, Georgia Tax-Exempt Bond Fund, High Income Fund, Investment Grade Bond Fund, Investment Grade Tax-Exempt Bond Fund, Limited-Term Federal Mortgage Securities Fund, Maryland Municipal Bond Fund, Short-Term Bond Fund, Short-Term U.S. Treasury Securities Fund, U.S. Government Securities Fund, Virginia Intermediate Municipal Bond Fund, Virginia Municipal Bond Fund, Prime Quality Money Market Fund, Tax-Exempt Money Market Fund, U.S. Government Securities Money Market Fund, U.S. Treasury Money Market Fund, Virginia Tax-Free Money Market Fund, Classic Institutional Core Bond Fund, Classic Institutional Intermediate Bond Fund, Seix Institutional High Yield Fund, Classic Institutional Limited Duration Fund, Classic Institutional High Quality Bond Fund, Classic Institutional Short-Term Bond Fund, Classic Institutional Super Short Income Plus Fund, Classic Institutional Total Return Bond Fund, Classic Institutional U.S. Government Securities Super Short Income Plus Fund, Classic Institutional Cash Management Money Market Fund, Classic Institutional U.S. Government Securities Money Market Fund and Classic Institutional U.S. Treasury Securities Money Market Fund separately managed portfolios of the STI Classic Funds) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 14, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

  Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 14, 2005, and with respect to agreement of security purchases and sales, for the period from March 8, 2005 (the date of our last examination), through March 14, 2005:

  - For all securities shown on the safekeeping reports of SunTrust Bank as of March 14, 2005 which were designated as being held in book entry form by depositories (which were limited to securities owned by the Funds), we confirmed the omnibus positions in all such securities with those depositories (Federal Reserve Bank and the Depository Trust Company). For a sample of securities on the safekeeping reports of SunTrust Bank designated as being held by those depositories, obtained a detailed account listing of all SunTrust accounts holding the security selected in our sample and (1) agreed SunTrust's total position in the selected security per the detailed listing to the omnibus position in the selected security per the depository and (2) agreed the fund's position in the selected security per the detailed account listing to the safekeeping reports.
  - For all investments shown on the safekeeping reports of SunTrust Bank for the Life Vision Aggressive Growth Fund, Life Vision Conservative Fund, Life Vision Growth and Income Fund and Life Vision Moderate Growth Fund (the "Life Vision Funds") as of March 14, 2005 which were designated as being held by the transfer agent, we confirmed a selection of the omnibus positions in all such investments with the transfer agent. For the selected investments on the safekeeping reports of SunTrust Bank designated as being held by the transfer agent, obtained a detailed listing of all SunTrust accounts holding the selected investment and (1) agreed the total position in the selected investment per the detailed account listing to the omnibus position confirmed by the transfer agent and (2) agreed the Life Vision Funds' position in the selected investment per the detailed account listing to the safekeeping reports.

  - For all securities shown on the safekeeping reports of SunTrust Bank as of March 14, 2005 which were designated as being held by Brown Brothers Harriman and Bank of America, we confirmed all such securities with those institutions.

  - Confirmation of all securities out for transfer with brokers or alternative procedures;

  - Reconciliation of all such securities to the books and records of the Funds and SunTrust Bank;

  - We confirmed all repurchase agreements shown on the books and records of the Funds as of March 14, 2005 with brokers, noting agreement of quantity and description.

  - Agreement of 105 security purchases and 105 security sales or maturities since our last report from the books and records of the Funds to broker confirmations;

  We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

  In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 14, 2005 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

  This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

  /s/ PricewaterhouseCoopers LLP

  Philadelphia, Pennsylvania
  November 6, 2006